# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pop Culture Group Co., Ltd, CIK 0001807389
CUSIP: G71700119
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, China (F4), 61000
Date of event which requires filing of this statement: 08/23/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002065743

## Reporting persons
- Zheng Shaorong: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 2,400,000; shared voting power 0; sole dispositive power 2,400,000; shared dispositive power 0; aggregate amount beneficially owned 2,400,000 (16.7% of the class)
  Comment: * Percentage of class is calculated based on 14,362,733 Class A ordinary shares outstanding as of August 23, 2024.

## Item 1. Issuer
Name of issuer: Pop Culture Group Co., Ltd
Address of issuer's principal executive offices: Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People's Republic of China

## Item 2. Person Filing
Name of person filing: Zheng Shaorong
Address of principal business office or, if none, residence: Room 1104, No. 223, Lehai Beili, Jimei District, Xiamen City, Fujian Province, the People's Republic of China
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,400,000
Percent of class: 16.7%
Sole power to vote or to direct the vote: 2,400,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,400,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Zheng Shaorong: /s/ Zheng Shaorong, Zheng Shaorong (04/25/2025)